UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Barinthus Biotherapeutics Plc

(Name of Issuer)

ADR, each representing one ordinary share

(Title of Class of Securities)

91864C107

(CUSIP Number)

30th September 2024

(Date of Event Which Requires Filing of this Statement)

This Schedule 13G relates to positions previously reported on Schedule 13G filings made by M&G Investment Management, a subsidiary of M&G Plc.

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 91864C107

1. Names of Reporting Persons:

M&G Plc on behalf of certain subsidiaries

No I.R.S. Identification Number

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)   ☐

(b)   ☐

3. SEC Use Only

4. Citizenship or Place of Organization: United Kingdom, England

Number of Shares Beneficially Owned By Each Reporting Person With:

5. Sole Voting Power: 5,197,349

6. Shared Voting Power : 0

7. Sole Dispositive Power: 5,197,349

8. Shared Dispositive Power: 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 5,197,349

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11. Percent of Class Represented by Amount in Row (9): 13.19%

12. Type of Reporting Person (See Instructions): HC

Item 1.

(a)	Name of Issuer: Barinthus Biotherapeutics Plc

(b)	Address of Issuer’s Principal Executive Offices: Unit 6-10, Zeus Building Rutherford Avenue, Harwell, Didcot, OX11 0DF, United Kingdom

Item 2.

(a)	Name of Person Filing:
M&G Plc on behalf of certain subsidiaries

(b)	Address of Principal Business Office or, if none, Residence: 10 Fenchurch Avenue, London, EC3M 5AG, United Kingdom

(c)	Citizenship: United Kingdom, England

(d)	Title of Class of Securities: ADS, each representing one ordinary share

(e)	CUSIP Number: 91864C107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) ☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

M&G Plc is the ultimate parent, through wholly-owned intermediate holding companies, of the persons listed in Item 8, each of which is a person of a category specified in § 240.13d–1(b)(1)(ii)(A) through (J). M&G Plc and such other persons are referred to herein collectively as the “Reporting Persons.”

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 5,197,349

(b) Percent of class: 13.19%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 5,197,349

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 5,197,349

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

M&G Catalyst Capital Fund, a private investment vehicle, for which M&G Investment Management Limited serves as investment adviser, has the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Common Shares of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Please see Exhibit A

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 31 October 2024

M&G Plc on behalf of itself and each of the Reporting Persons listed in Exhibit A

/s/ Tamara Postoj
Tamara Postoj Regulatory Reporting Technical Manager

Exhibit A

Pursuant to the instructions in Item 7 of Schedule 13G, the following lists the identity and Item 3 classification of each relevant entity that may be deemed to beneficially own shares of the security class being reported on this Schedule 13G.

M&G Plc	(HC)
M&G Investment Management Limited	(FI)
M&G Luxembourg S.A.	(FI)

Exhibit B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including any and all amendments thereto) with respect to Common Shares of Methanex and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and/or 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date written below.

Date: 31 October 2024

M&G Plc

By: /s/ Tamara Postoj
Tamara Postoj Regulatory Reporting Technical Manager

M&G Investment Management Limited

By: /s/ Tamara Postoj
Tamara Postoj Regulatory Reporting Technical Manager

M&G Luxembourg S.A.

By: /s/ Tamara Postoj
Tamara Postoj] Regulatory Reporting Technical Manager